SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                            ______________________

                                SCHEDULE 13D/A
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 1)*

                        Three Rivers Financial Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  88562H107
                                (CUSIP Number)

                              Jeffrey L. Gendell
     200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-3695
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                October 1, 1998
            (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following pages)

                           (Page 1 of 11 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP No. 88562H107                 13D                    Page 2 of 11 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 -0-
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 -0-
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                0%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 88562H107                 13D                    Page 3 of 11 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Financial Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                -0-
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 0%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 88562H107                 13D                    Page 4 of 11 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Management, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                -0-
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                0%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 00
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 88562H107                 13D                    Page 5 of 11 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                -0-
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                0%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 88562H107                 13D                    Page 6 of 11 Pages

Item 1.     Security and Issuer.
Item 1 is hereby amended and restated as follows:

     The Schedule 13D initially filed on April 14, 1997 (the "Schedule 13D") by Tontine Partners, L.P., a Delaware limited partnership ("TP"); Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP"); Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"); and Jeffrey L. Gendell ("Mr. Gendell") relating to the common stock, par value $0.01 (the "Common Stock"), of Three Rivers Financial Corporation (the "Company") is hereby amended by this Amendment No. 1 to the Schedule 13D. This Amendment No. 1 is filed to reflect the disposition of all of the Common Stock beneficially owned by the Reporting Persons. The Company's principal executive offices are located at 123 Portage Avenue, Three Rivers, Michigan 49093.

                           *     *     *     *     *


Item 3.     Source and Amount of Funds and Other Consideration.
Item 3 is hereby amended and restated as follows:

     The Reporting Persons no longer beneficially own any of the Common Stock.

                           *     *     *     *     *


Item 5.     Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:

A. Tontine Partners, L.P.
              (a) Aggregate number of shares beneficially owned: -0-
                         Percentage: 0%  The percentages used herein and in the
rest of Item 5 are calculated based upon the 783,313 shares of Common Stock issued and outstanding as of September 16, 1998, as reflected in the Company's Form 10-KSB, for the period ending June 30, 1998.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: -0-
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: -0-
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on made by TP within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.




CUSIP No. 88562H107                 13D                    Page 7 of 11 Pages

              (e) The date on which the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock was October 1, 1998.

B. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: -0-
                         Percentage: 0%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: -0-
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: -0-
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on made by TFP within the last sixty days, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
              (d) TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
              (e) The date on which the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock was October 1, 1998.

C. Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: -0-
                         Percentage: 0%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: -0-
                  3. Sole power to dispose or direct the disposition: -0-
4.  Shared power to dispose or direct the disposition: -0-
              (c) TM did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TP and TFP, which were all in the open market, are set forth in Schedule A and Schedule B, respectively, and are incorporated by reference.
              (d)  Not applicable.
              (e) The date on which the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock was October 1, 1998.

       E. Jeffrey L. Gendell.

             (a) Aggregate number of shares beneficially owned: -0-
                        Percentage:  0%
             (b) 1.  Sole power to vote or direct vote: 0
                 2.  Shared power to vote or direct vote: -0-
                 3.  Sole power to dispose or direct the disposition: 0
                 4.  Shared power to dispose or direct the disposition: -0-
             (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all


CUSIP No. 88562H107                 13D                    Page 8 of 11 Pages


transactions in the Common Stock within the last sixty days on behalf of TP and TFP, which were all in the open market, are set forth in Schedule A and Schedule B, respectively, and are incorporated by reference.
             (d)  Not applicable.
             (e) The date on which the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock was October 1, 1998.

                           *     *     *     *     *


CUSIP No. 88562H107                 13D                    Page 9 of 11 Pages


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  October 2, 1998

                                    /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Partners, L.P.,
                                    & Tontine Financial Partners, L.P.,





CUSIP No. 88562H107                 13D                    Page 10 of 11 Pages

                                  Schedule A

                             TONTINE PARTNERS, L.P.

                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                  Purchased/(Sold)         if any)

10/01/98                         (6,600)                $16.25



CUSIP No. 88562H107                 13D                    Page 11 of 11 Pages

                                  Schedule B

                        TONTINE FINANCIAL PARTNERS, L.P.

                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)         if any)

10/01/98                        (42,500)                $16.25